                                                   OMB APPROVAL
                                                   ------------
                                   OMB Number                          3235-0101
                                   Expires:                   September 30, 1995
                                   Estimated average burden
                                   hours per response                        2.0

FORM 144/A

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SEC USE ONLY


                      NOTICE OF PROPOSED SALE OF SECURITIES
             PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933


                                                               DOCUMENT SEQUENCE
                                                               NO.

                                                               CUSIP NUMBER


                                                               WORK LOCATION


ATTENTION:  Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1(a) NAME OF ISSUER (Please type or print)                                      (b) IRS IDENT. NO.        (c) S.E.C. FILE NO.

I-STAT CORPORATION                                                              22-2542664                000-19841

1(d) ADDRESS OF ISSUER          STREET             CITY         STATE          ZIPCODE                 (e) TELEPHONE NO.

104 WINDSOR CENTER DRIVE, EAST WINDSOR, NJ 08520

                                                                                              AREA CODE                   NUMBER
                                                                                                 609                     443-9300

2(a) NAME OF PERSON FOR WHOSE ACCOUNT   (b) SOCIAL SECURITY    (c) RELATIONSHIP TO   (d) ADDRESS   STREET   CITY   STATE   ZIPCODE
THE SECURITIES ARE TO BE SOLD           NO. OR IRS IDENT. NO.  ISSUER
                                                               CHIEF EXECUTIVE       412 RAMSEY ROAD, YARDLEY PA 19067
WILLIAM P. MOFFITT                      ###-##-####            OFFICER

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3(a)           (b)                                                                      (c)                 (d)
TITLE OF THE                                                         SEC USE ONLY        NUMBER OF SHARES        AGGREGATE
  CLASS OF     NAME AND ADDRESS OF EACH BROKER THROUGH WHOM THE                           OR OTHER UNITS          MARKET
 SECURITIES    SECURITIES ARE TO BE OFFERED OR EACH MARKET MAKER     BROKER-DEALER          TO BE SOLD             VALUE
 TO BE SOLD             WHO IS ACQUIRING THE SECURITIES               FILE NUMBER        (See instr. 3(c))   (See instr. 3(d))



COMMON         MERRILL LYNCH & CO., INC.                                                75,000              1,382,813
STOCK




3(a)           (b)                                                   (e)                 (f)                  (g)
TITLE OF THE                                                          NUMBER OF SHARES       APPROXIMATE         NAME OF EACH
  CLASS OF     NAME AND ADDRESS OF EACH BROKER THROUGH WHOM THE        OR OTHER UNITS       DATE OF SALE          SECURITIES
 SECURITIES    SECURITIES ARE TO BE OFFERED OR EACH MARKET MAKER         OUTSTANDING      (See instr. 3(f))        EXCHANGE
 TO BE SOLD             WHO IS ACQUIRING THE SECURITIES               (See instr. 3(e))    (MO.  DAY  YR.)     (See instr. 3(g))



COMMON         MERRILL LYNCH & CO., INC.                             18,504,944          MARCH 21,            NASDAQ
STOCK                                                                                    2001 THROUGH
                                                                                         NOVEMBER 1,
                                                                                         2001

INSTRUCTIONS:
1. (a)   Name of issuer

   (b)   Issuer's I.R.S. Identification Number

   (c)   Issuer's S.E.C. file number, if any

   (d)   Issuer's address, including zip code

   (e)   Issuer's telephone number, including area code


2. (a)   Name of person for whose account the securities are to be sold

   (b)   Such person's Social Security or I.R.S. identification number

   (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)

   (d)   Such person's address, including zip code


3. (a)   Title of the class of securities to be sold

   (b) Name and address of each broker through whom the securities are intended to be sold

   (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)

   (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice

   (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

   (f)   Approximate date on which the securities are to be sold

   (g) Name of each securities exchange, if any, on which the securities are intended to be sold


NY-70632.1                                                       SEC 1147 (9-93)

                        TABLE I -- SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

                                                          Name of Person from
                                                          Whom Acquired
 Title of     Date you       Nature of                    (If gift, also give        Amount of               Date of    Nature of
 the Class    Acquired       Acquisition Transaction      date donor acquired)       Securities Acquired     Payment    Payment
COMMON        12/20/91       STOCK OPTIONS                I-STAT CORPORATION         75,000
STOCK

INSTRUCTIONS:

1. If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.


              TABLE II -- SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.


                                                                                              Amount
                                                                                                of
Name and Address of Seller               Title of Securities Sold           Date of Sale   Securities Sold         Gross Proceeds





REMARKS:

THE SHARES COVERED BY THIS FORM 144 (THE "SHARES") ARE BEING SOLD PURSUANT TO A RULE 10B5-1 SALES PLAN DATED FEBRUARY 26, 2001 (THE "PLAN"), AND THE REPRESENTATION BELOW REGARDING THE SELLER'S KNOWLEDGE OF MATERIAL INFORMATION SPEAKS AS OF THAT PLAN ADOPTION DATE.

THE OBJECT OF THE PLAN IS TO GENERATE ENOUGH CASH TO ENABLE THE SELLER TO BEAR THE COSTS OF EXERCISING ADDITIONAL STOCK OPTIONS, BEYOND THOSE CONTEMPLATED BY THE PLAN, THAT ARE EXPIRING WITHIN ONE YEAR. THE SELLER HAS NO INTENTION AT THIS TIME TO SELL THE SHARES UNDERLYING SUCH ADDITIONAL STOCK OPTIONS.

THE PLAN HAS BEEN STRUCTURED TO PERMIT AN ORDERLY SALE OVER AN EXTENDED PERIOD OF TIME, WITHOUT FOCUSING A SALE OF ALL OF THE SHARES WITHIN ONE OF THE LIMITED TRADING WINDOWS AVAILABLE TO OFFICERS OF THE ISSUER. THE SALE OF THE SHARES SHOULD IN NO WAY BE VIEWED AS A REFLECTION OF THE OPINION OF THE UNDERSIGNED WITH RESPECT TO THE BUSINESS, CONDITION OR PROSPECTS OF THE ISSUER.

SHARES WILL BE SOLD UNDER THE PLAN ONLY WHEN THE PREVIOUS DAY'S CLOSING BID PRICE PER SHARE (THE "MARKET PRICE") IS AT A SUFFICIENTLY HIGH LEVEL TO COVER THE EXERCISE PRICE AND INCOME TAXES ASSOCIATED WITH THE EXERCISE OF THE OPTIONS WHICH GIVE RISE TO THE SHARES. THE SHARES WILL BE SOLD ACCORDING TO THE FOLLOWING INSTRUCTIONS: WHILE THE SHARES TRADE AT OR BELOW A CERTAIN MARKET PRICE, NO SHARES ARE TO BE SOLD; WHILE THE SHARES TRADE AT A MARKET PRICE THAT IS WITHIN A CERTAIN PRICE RANGE, ONLY SUCH AMOUNT OF SHARES ARE TO BE SOLD AS EQUALS THE REMAINING SHARES TO BE SOLD DIVIDED BY THE NUMBER OF TRADING DAYS UP TO AND INCLUDING NOVEMBER 1, 2001; AND WHILE THE SHARES TRADE AT OR ABOVE A CERTAIN MARKET PRICE, SELL AS MANY SHARES AS POSSIBLE.


INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

                                                  March 21, 2001
                                  ---------------------------------------------
                                                  DATE OF NOTICE

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

                                          /s/ WILLIAM P. MOFFITT
                                  ---------------------------------------------
                                                   (SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSION OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


NY-70632.1                                                       SEC 1147 (9-93)